Exhibit 21.1
SUBSIDIARIES OF THE COMPANY
Tesoro Corporation is publicly held and has no parent. The subsidiaries listed below are wholly-owned. Small or inactive subsidiaries are omitted from the list below. Such omitted subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” at the end of the year ended December 31, 2006.

Incorporated
or Organized
Name of Subsidiary	Under Laws of
Tesoro Refining and Marketing Company	Delaware